Exhibit 1

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019.

INDEX

•	Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2020 and 2019.

•	Unaudited interim condensed consolidated statement of financial position as of September 30, 2020 and December 31, 2019.

•	Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the nine-month periods ended September 30, 2020 and 2019.

•	Unaudited interim condensed consolidated statement of cash flows for the nine-month periods ended September 30, 2020 and 2019.

•	Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Revenue from contract with customers	4	194,402	319,531	69,863	105,443
Cost of sales:
Operating expenses	5.1	(65,429)	(88,715)	(23,032)	(28,427)
Crude oil stock fluctuation	5.2	(2,434)	1,008	598	(2,365)
Depreciation, depletion and amortization	12/13/14	(102,791)	(114,640)	(38,876)	(45,895)
Royalties		(26,899)	(47,719)	(9,624)	(14,728)

Gross (loss) / profit		(3,151)	69,465	(1,071)	14,028

Selling expenses	6	(17,886)	(20,393)	(5,434)	(6,851)
General and administrative expenses	7	(26,659)	(29,152)	(9,063)	(8,278)
Exploration expense	8	(540)	(611)	(241)	333
Other operating income	9.1	5,231	2,698	1,380	948
Other operating expenses	9.2	(4,228)	(2,194)	(1,690)	455
Impairment of long -lived assets	2.4.2	(4,954)	—	(4,954)	—

Operating (loss) / profit		(52,187)	19,813	(21,073)	635

Investment in associates		—	84	—	84

Interest income	10.1	803	697	37	382
Interest expense	10.2	(33,699)	(20,309)	(12,979)	(7,984)
Other financial results	10.3	3,468	9,676	61	22,420

Financial results, net		(29,428)	(9,936)	(12,881)	14,818

(Loss) / profit before income tax		(81,615)	9,961	(33,954)	15,537

Current income tax (expense) / benefit	15	(209)	1,587	62	5,054
Deferred income tax (expense) / benefit	15	(7,113)	(22)	5,490	911

Income tax (expense) / benefit		(7,322)	1,565	5,552	5,965

Net (loss) / profit for the period		(88,937)	11,526	(28,402)	21,502

Other comprehensive income
Other comprehensive that will not be reclassified to profit or loss in subsequent periods
-Remeasurements (loss) related to defined benefits plans	25	445	(27)	670	993
-Deferred income tax benefit	15	(110)	7	(167)	(248)

Other comprehensive that will not be reclassified to profit or loss in subsequent periods		335	(20)	503	745

Other comprehensive for the period, net of tax		335	(20)	503	745

Total comprehensive (loss) / profit for the period		(88,602)	11,506	(27,899)	22,247

(Loss) / Profit per share attributable to equity holders of the parent
Basic (In US dollars per share)	11	(1.018)	0.148	(0.324)	0.256
Diluted (In US dollars per share)	11	(1.018)	0.144	(0.324)	0.248

Notes 1 to 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of financial position as of September 30, 2020 and December 31, 2019

(Amounts expressed in thousands of US Dollars)

	Notes	As of September 30, 2020	As of December 31, 2019
Assets
Non-current assets
Property, plant and equipment	12	941,886	917,066
Goodwill	13	25,047	28,484
Other intangible assets	13	34,909	34,029
Right-of-use assets	14	26,102	16,624
Trade and other receivables	16	31,703	15,883
Deferred income tax		493	476

Total non-current assets		1,060,140	1,012,562

Current assets
Inventories	18	12,292	19,106
Trade and other receivables	16	41,632	93,437
Cash, bank balances and other short-term investments	19	224,950	260,028

Total current assets		278,874	372,571

Total assets		1,339,014	1,385,133

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	20	659,399	659,399
Share-based payment reserve		21,628	15,842
Accumulated other comprehensive loss		(3,522)	(3,857)
Accumulated losses		(156,605)	(67,668)

Total shareholders’ equity		520,900	603,716

Liabilities
Non-current liabilities
Deferred income tax liabilities		154,259	147,019
Leases liabilities	14	19,107	9,372
Provisions	21	21,290	21,146
Borrowings	17.1	332,423	389,096
Warrants	17.4	255	16,860
Employee defined benefit plans obligation	25	3,636	4,469
Accounts payable and accrued liabilities	24	—	419

Total non-current liabilities		530,970	588,381

Current liabilities
Provisions	21	1,592	3,423
Leases liabilities	14	7,284	7,395
Borrowings	17.1	189,632	62,317
Salaries and social security payable	22	9,343	12,553
Income tax payable		—	3,039
Other taxes and royalties payable	23	3,472	6,040
Accounts payable and accrued liabilities	24	75,821	98,269

Total current liabilities		287,144	193,036

Total liabilities		818,114	781,417

Total shareholders’ equity and liabilities		1,339,014	1,385,133

Notes 1 to 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the nine-month period ended September 30, 2020

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Accumulated other comprehensive losses	Accumulated losses	Total shareholders’ equity
Balances as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

Loss for the period	—	—	—	(88,937)	(88,937)
Other comprehensive for the period	—	—	335	—	335

Total comprehensive (loss)	—	—	335	(88,937)	(88,602)

Recognition of share-based payments reserve (1)	—	5,786	—	—	5,786

Balances as of September 30, 2020	659,399	21,628	(3,522)	(156,605)	520,900

(1)	Includes 7,743 of share-based payments expenses (Note 7).

Notes 1 to 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the nine-month period ended September 30, 2019

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Accumulated other comprehensive losses	Accumulated losses	Total shareholders’ equity
Balances as of December 31, 2018	513,255	4,021	(2,674)	(34,945)	479,657

Loss for the period	—	—	—	11,526	11,526
Other comprehensive for the period	—	—	(20)	—	(20)

Total comprehensive income (loss)	—	—	(20)	11,526	11,506

Proceeds from Series A shares net of issuance costs	146,904	—	—	—	146,904
Recognition of share-based payments reserve (Note 7)	—	7,532	—	—	7,532

Balances as of September 30, 2019	660,159	11,553	(2,694)	(23,419)	645,599

Notes 1 to 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Cash flows from operating activities
Net (loss) / profit for the period		(88,937)	11,526	(28,402)	21,502

Adjustments to reconcile net cash flows
Non-cash items related with operating activities:
(Reversal)/Allowances for expected credit losses	6	(22)	(402)	(8)	(222)
Foreign currency exchange difference, net	10.3	1,078	1,391	(2,229)	3,325
Unwinding of discount on asset retirement obligation	10.3	1,963	1,209	573	407
Increase of provisions, net	9.2	89	1,492	225	(490)
Interest expense leases	10.3	1,108	740	312	300
Effect of discount of assets and liabilities at present value	10.3	2,026	859	1,055	433
Share-based payment expense	7	7,743	7,532	2,713	2,778
Employee defined benefits obligation	25	204	565	61	453
Income tax	15	7,322	(1,565)	(5,552)	(5,965)

Non-cash items related with investing activities:
Depreciation and depletion	12/14	100,964	113,685	38,194	45,523
Amortization of intangible assets	13	1,827	955	682	372
Impairment of long-lived assets	2.4.2	4,954	—	4,954	—
Interest income	10.1	(803)	(697)	(37)	(382)
Changes in the fair value of financial assets	10.3	170	5,258	(363)	5,336
Investment in associate		—	(84)	—	(84)

Non-cash items related with financing activities:
Interest expense	10.2	33,699	20,309	12,979	7,984
Changes in the fair value of Warrants	10.3	(16,605)	(21,118)	(1,765)	(33,145)
Amortized cost	10.3	1,973	1,469	774	552
Impairment of financial assets	10.3	4,839	—	—	—

Changes in working capital:
Trade and other receivables		17,243	(14,899)	(4,875)	6,821
Inventories		2,336	(886)	(598)	2,488
Accounts payable and accrued liabilities		(3,929)	(16,040)	213	3,455
Payments of employee defined benefits obligations	25	(592)	(450)	(197)	(197)
Salaries and social security payable		(4,879)	746	2,695	654
Other taxes and royalties payable		(1,768)	3,080	(72)	4,694
Provisions		(1,050)	(1,869)	(445)	(1,010)
Income taxes paid		(4,187)	(25,092)	(1,745)	(2,723)

Net cash flows generated by operating activities		66,766	87,714	19,142	62,859

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2020 and 2019.

(Amounts expressed in thousands of US Dollars)

	Notes	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(98,343)	(190,347)	(21,727)	(57,934)
Payments for acquisition of other intangible assets	13	(2,707)	(3,069)	(1,579)	(1,879)
Proceeds from other financial assets		—	4,688	—	(962)
Proceeds from interest received		803	697	37	382

Net cash flows (used in) investing activities		(100,247)	(188,031)	(23,269)	(60,393)

Cash flows from financing activities:
Proceeds from capitalization of Serie A shares net issue cost		—	146,904	—	92,761
Proceeds from borrowings	17.2	173,965	175,000	77,137	115,000
Payments of borrowing´s cost	17.2	(2,072)	(1,275)	(1,480)	(1,275)
Payments of borrowing´s principal	17.2	(90,372)	(28,000)	(47,737)	(28,000)
Payments of borrowing´s interests	17.2	(35,656)	(24,119)	(16,331)	(12,352)
Payments of leases	14	(6,806)	—	(1,684)	—
Payments of other financial liabilities, net of restricted cash and cash equivalents		(16,993)	—	—	—

Net cash flows generated by financing activities		22,066	268,510	9,905	166,134

Net (decrease) increase in cash and cash equivalents		(11,415)	168,193	5,778	168,600
Cash and cash equivalents at the beginning of the period	19	234,230	66,047	218,316	65,197
Effects of exchange rate changes on cash and cash equivalents		(450)	2,127	(1,729)	2,570
Net (decrease) increase in cash and cash equivalents		(11,415)	168,193	5,778	168,600

Cash and cash equivalents at the end of the period	19	222,365	236,367	222,365	236,367

Significant non-cash transactions
Acquisition of property, plant and equipment through increase in account payables and other accounts		44,525	39,286	44,525	39,286
Changes in asset retirement obligation provision with corresponding changes in property, plant and equipment		(3,090)	(3,450)	(1,424)	(3,450)

Notes 1 to 30 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Corporate and Group information

1.1 General information and Group structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA” or the “Company” or the “Group”) was organized as a corporation with variable capital stock under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“S.A.B.”), on July 28, 2017.

Likewise, since July 26, 2019 the Company is listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “VIST”.

The address of the Company´s main office is located in Mexico City (Mexico), at Volcán 150. Floor 5. Lomas de Chapultepec. Miguel Hidalgo. Zip Code.11000.

The main activity of the Company is, through its subsidiaries, the exploration and production of oil and gas (Upstream).

These unaudited interim condensed consolidated financial statements have been approved for issue by the Board of Directors on October 28, 2020.

There were no changes to the Group’s structure and activities since the date of issuance of the Group’s annual financial statements as of December 31, 2019.

1.2 Significant transactions during the period

1.2.1 Debt restructuring

During July, the Company through its subsidiary Vista Argentina entered into a set of agreements to refinance the payment of 75,000 in upcoming maturities of debt during 2020 and 2021:

•	On July 13, 2020, Vista Argentina signed a loan agreement with Banco Macro S.A. in argentine pesos for an amount equivalent of 25,000 to refinance debt for 12 months.

•	On July 15, 2020 Vista Argentina signed a loan agreement with BBVA Argentina S.A. in argentine pesos for an amount equivalent of 5,000 to refinance debt in trances from 12 to 18 months.

•

On July 17 and July 20, the Company and its subsidiaries Vista Argentina, Vista Holding I, and Vista Holding II entered into different agreements to refinance 45,000 of the Syndicated Loan. First, a new syndicated loan (“Syndicated Loan ARS”) with Banco de Galicia y Buenos Aires S.A.U., Banco Santander Río S.A., Banco Itaú Argentina S.A. and Citibank, N.A. (Argentina Branch) in argentine pesos for an amount equivalent of 40,500 in two tranches: a first one of 13,500 in July 2020 and a second one of 27,000 in January 2021, in both cases for 18 months. Second, the Company executed the third amendment of the Syndicated Loan to amend certain definitions and defer 4,500.

Refer to Note 17.1 to the Annual Financial Statements as of December 31, 2019 for further details on the covenants restrictions.

Note 2. Basis of preparation and significant accounting policies

2.1 Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 have been prepared in accordance with the International Accounting Standard (“IAS”) No. 34 – “Interim Financial Information”. The Company has chosen to present its financial statements corresponding to interim periods in the condensed form provided for in IAS 34. Selected explanatory notes are included to explain the events and transactions that are significant for the understanding of the changes in the financial position as of September 30, 2020 and the results of the Company for the nine-month period ended September 30, 2020. Therefore, the interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

These unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements as of December 31, 2019, except for the adoption of new standards and interpretations effective as from January 1, 2020; and the income tax expense that is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value. These unaudited interim condensed consolidated financial statements are presented in U.S. Dollars (“US”), and all values are rounded to the nearest thousand (US 000), except when otherwise indicated.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

These amendments had no impact on the interim condensed consolidated financial statements as of September 30, 2020.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The London Interbank Offered Rate (“LIBOR”) is the most commonly used reference rate in the global financial market. However, concerns about the sustainability of LIBOR and other interbank offered rates (“IBORs”) globally has led to an effort to identify alternative reference rates. On 2017 the United Kingdom’s Financial Conduct Authority announcing that it would no longer persuade, or compel, banks to submit to LIBOR as of the end of 2021. This applies to LIBOR in all jurisdictions and in all currencies.

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (“IBOR”) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an “RFR”).

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

On August 27,2020 the IASB published the phase two of its IBOR reform project, focused on issues that affect financial reporting when an existing interest rate benchmark is replaced with an RFR. The effective date is for annual periods beginning on or after 1 January 2021, but earlier application is permitted.

As of September 30, 2020, the Company has not initiated negotiations with the banks for those borrowings at LIBOR rates, the Company also do not expect any impact.

The amendments to IFRS 9

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The amendments are effective for annual periods beginning on or after 1 January 2020 and must be applied retrospectively. However, any hedge relationships that have previously been de-designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is permitted and must be disclosed.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

These amendments had no impact on the unaudited interim condensed consolidated financial statements as of September 30, 2020.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements.

A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Amendments to IFRS 16: regarding Coronavirus (“COVID-19”) related rent concessions

The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic.

Many lessors have provided rent concessions to lessees as a result of the COVID-19 pandemic. Rent concessions include rent holidays or rent reductions for a period of time, possibly followed by increased rent payments in future periods. Applying the requirements in IFRS 16 for changes to lease payments, particularly assessing whether the rent concessions are lease modifications, and applying the required accounting, could be practically difficult in the current environment. The objective of the amendment is to provide lessees that have been granted COVID-19 related rent concessions with practical relief, while still providing useful information about leases to users of the financial statements.

As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The practical expedient applies only to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if all of the following conditions are met: (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before June 30, 2021.

The amendments are effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted. The amendment is also available for interim reports.

These amendments had no impact on the interim condensed consolidated financial statements because the Company has not applied the practical expedient as mentioned above.

2.3 Basis of consolidation

The unaudited interim condensed consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. There have been no changes in the Company’s ownership interests in subsidiaries during the nine-month period ended September 30, 2020.

2.4 Summary of significant accounting policies

2.4.1 Going concern

The COVID-19 outbreak is currently having an indeterminable adverse impact on the world economy. The Group is facing a new oil market scenario with increased oil supply mainly led by Saudi Arabia and significant demand reduction due to extreme COVID-19 containment measures. These two main factors have led to an oil surplus build up resulting in a sharp drop in oil prices. The Group immediately took decisive measures, such as reducing the 2020 work program (adjustments to capital

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

investment plans, including renegotiation of investment commitments and lease agreements) and continues monitoring of operating and administrative costs.

In the framework of the public emergency and the international crisis derived from COVID-19, the Argentine Executive Branch published the Decree No. 488/2020 it establishes a reference price to invoice and receive deliveries of crude oil in the Argentine market equivalent to 45 US/ oilfield barrel (“bbl”), with effect from May 19 and until December 31, 2020. As of September 30, 2020 the Decree No. 488/2020 is not in force, because the price of “Ice Brent First Line” exceed 45 US/bbl for 10 consecutive days. (See Note 2.5.1.2).

Likewise, under this current challenging scenario compliance with commitments will continue to be monitored. In the event of any default, creditors may choose to declare indebtedness, together with accrued interest and other charges.

The Board of Directors regularly monitor the Group’s cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential debt covenant.

Considering macroeconomic environment conditions, the performance of the operations and the Group’s cash position, as of September 30, 2020, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the interim condensed consolidated financial statements.

2.4.2 Impairment testing of Goodwill and non-financial assets other than Goodwill

Non-financial assets, including identifiable intangible assets, are reviewed for impairment at the lowest level at which there are separately identifiable cash flows that are largely independent of the cash flows of other Groups of assets or Cash Generated Units (“CGUs”). For this purpose, each owned or jointly operated oil and gas in four (4) CGUs: (i) conventional oil and gas operating concessions; (ii) unconventional oil and gas operating concessions; (iii) conventional oil and gas non-operating concessions; (iv) unconventional oil and gas non-operating concessions.

The Company performed its annual impairment test in December or when circumstances indicated that the carrying value may be impaired. The Company´s impairment test for goodwill and non-financial assets is based on value in use calculations.

At the end of the period/year, the Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing indicators for impairment. As of September 30, 2020, the Company identified impairment indicators mainly as result of macroeconomic instability in Argentina which led to an increase in Argentina’s sovereign risk premium and the decline in the international price of crude oil.

As of September 30, 2020, management performed the impairment test. The Company used the cash generating value in use to determine the recoverable amount of the long -lived assets.

As a result of the updated analysis, for the nine-month period ended September 30,2020 the Company recorded an impairment of 3,437 related to the conventional oil and gas operating concessions CGU, and 1,517 related to the conventional oil and gas non-operating concessions CGU.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Key assumptions used

The calculation of value in use made by the Company CGU´s is more sensitive to the following assumptions:

As of September 30, 2020
Discount rates (post-tax)	11.6%
Discount rates (pre-tax)	14.6%
Crude oil, Natural Gas Liquids (“NGL”) and Natural Gas Prices
Crude oil—Brent (US/bbl.)
2020	42.2
2021	46.9
2022	51.2
2023	52.1
2024 Onwards	56.4
Natural Gas—Local prices (US/MMBTU (1))
2020	2.0
2021 Onwards	3.5
NGL – Local prices (US/Tn.)
Onwards	350

(1) Millions of British Thermal Unit

Sensitivity to changes in assumptions

With regard to the assessment of value in use as of September 30, 2020, the Company believes that the most sensitive assumptions are prices of crude oil, natural gas and NGL and changes to the discount rate.

See Note 2.4 and 3 to the annual consolidated financial statements as of December 31, 2019 for more details of accounting policies.

2.5 Regulatory framework

A-	Argentina

2.5.1 General

2.5.1.1 Decree No. 297/2020

Consistent with recommendations that World Health Organization (“WHO”) urged to be taken by all countries affected by the Covid-19 pandemic, the Argentine Executive Branch issued Decree of Necessity and Urgency (“DNU”) No. 297/2020 that established the “social, preventive and obligatory isolation” in order to protect public health.

This Decree establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors; and establishes certain exceptions, like minimum guards that ensure the operation and maintenance of oil and gas fields; oil and gas treatment and refining plants; transportation and distribution of electrical energy, liquid fuels, oil and gas; fuel vending stations and generators electric power.

This measure has been extended by DNU No. 325/2020, 355/2020, 408/2020, 459/2020, 493/2020, 520/2020, 576/2020, 605/2020, 641/2020, 677/2020, 714/2020, 754/2020, 792/2020 and 814/2020. This period may continue to be extended for the time considered necessary for the epidemiological situation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5.1.2 Decree No. 488/2020

On May 19, 2020, the Argentine Executive Branch issued Decree No. 488/2020 (the “Decree”), which establishes a reference price to invoice and receive deliveries of crude oil in the Argentine market equivalent to 45 US/ bbl, with effect from May 19 and until December 31, 2020 (the “Term of Validity”).

Said Reference Price which was established in the Article 1 of the Decree, will be in force as long as the price of “Ice Brent First Line” does not exceed 45 US/bbl for 10 consecutive days. Producers must apply the Reference Price for the liquidation of royalties. As of September 30, 2020, the Article 1 of the Decree No. 488/2020 is not in force, because the price of “Ice Brent First Line” exceed 45 US/bbl for 10 consecutive days.

Therefore, during the Term of Validity, the Company must: (i) maintain the levels of activity and / or production registered during the year 2019; (ii) maintenance of contracts with regional contractors and suppliers; (iii) maintain the current workforce as of December 31, 2019.

2.5.2 Gas Market

During the last few years, the Argentine Government has created different programs seeking to encourage and increase gas injection into the domestic market.

2.5.2.1 Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

The IR Program was created by the Secretariat of Energy in Argentina in accordance with Resolution 60/13 of the year 2013. This program established price incentives for production companies that adhere to it, to increase the production of natural gas in the country and NGL importation penalties in case of breach of the committed volumes. The aforementioned Resolution, which was amended by Resolutions No. 22/14 and No. 139/14 established a price ranging from 4 US/MMBTU to 7.5 US/MMBTU, based on the highest production curve attained.

On July 1, 2019, through Resolution No. 358/19, the Company was notified by the Secretariat of Energy of the credit cancellation plan linked to the IR Program, which according to said Resolution will be paid with bonds issued by the National State (“Gas Natural Program Bonds”) denominated in US dollars to be paid within a maximum term of thirty (30) installments.

During the nine-month period ended September 30, 2020, the Company has received 6,194 in Gas Natural Program Bonds. As of September 30, 2020, the accounts receivable registered by the Company linked to the IR Program amounts to 5,938 of present value (6,212 of nominal value). See Note 16.

B-	México

2.5.3 General

Consistent with recommendations that the WHO urged to be taken by all countries affected by the Covid-19 pandemic, the Mexican government, by means of Decrees dated March 24 and March 30, 2020, declared the epidemic of the disease generated by the Covid-19 virus a “sanitary emergency for reasons of force majeure”.

The Mexican Federal Ministry of Health issued a Decree that establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors from March 30 to April 30, 2020. This decree, among other things provides a list of essential activities that can continue functioning, including gas and petroleum activities, because they are considered as fundamental sector of the economy and an indispensable service. It also considers the distribution and sale of energy as an essential activity.

This measure has been extended, and this period may continue to be extended for the time considered necessary for the epidemiological situation, determined by the competent health authorities of the Federal Government and Mexico City.

Except as mentioned above, there have been no significant changes in the Company’s Regulatory framework during the nine-month period ended September 30, 2020.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 3. Segment information

The Executive Management Committee (the “Committee”) of the Company has been identified as the “CODM”, which is responsible for the allocation of resources and evaluating the performance of the operating segment. The Committee monitors the operating results and performance indicators of its oil and gas properties on an aggregated basis, consistent with, due to the purpose of making decisions about the allocation of the resources, global negotiation with suppliers and the way agreements are managed with customers.

The Committee considers the business as one single segment, the exploration and production of natural gas, NGL and crude oil (includes all upstream business activities), through its own activities, subsidiaries and shareholdings in joint operations, and based on the business nature, customer portfolio and risks involved. The Company did not aggregate any segment, as it has only one.

For the nine-month period ended September 30, 2020 the Company generated 99% of its revenues from external customers in Argentina and 1% in Mexico.

The subsidiaries’ accounting policies to measure results, assets and liabilities of the segment are consistent with that used in this unaudited interim condensed financial statement.

The following table summarizes non-current assets by geographic area:

	As of September 30, 2020	As of December 31, 2019
Argentina	1,027,992	982,397
Mexicodd	32,148	30,165

Total non-current assets	1,060,140	1,012,562

Note 4. Revenue from contracts with customers

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Sales of goods	194,402	319,531	69,863	105,443

Total revenue from contracts with customers	194,402	319,531	69,863	105,443

Recognized at a point in time	194,402	319,531	69,863	105,443

4.1 Disaggregated revenue information from contracts with customers

Types of goods	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Revenue from crude oil	164,135	255,439	60,438	84,668
Revenue from natural gas	27,362	58,446	8,609	19,200
Revenue from NGL	2,905	5,646	816	1,575

Revenue from contracts with customers	194,402	319,531	69,863	105,443

Sales Channel	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Export sales	83,155	—	55,047	—
Refineries	80,980	255,439	5,391	84,668
Industries	14,774	32,404	4,141	10,761
Retail distributors of natural gas	11,310	22,152	4,222	7,699
Commercialization of NGL	2,905	5,646	816	1,575
Natural gas for electricity generation	1,278	3,890	246	740

Revenue from contracts with customers	194,402	319,531	69,863	105,443

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 5. Cost of sales

5.1 Operating expenses

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Fees and compensation for services	33,851	53,758	11,584	18,633
Salaries and social security	9,100	7,289	3,258	2,009
Consumption of materials and repairs	8,145	13,517	3,514	3,364
Easements and tariffs	6,444	7,420	1,924	2,338
Employee benefits	2,806	1,851	966	753
Transportation	1,503	2,024	526	821
Others	3,580	2,856	1,260	509

Total operating expenses	65,429	88,715	23,032	28,427

5.2 Crude oil stock fluctuation

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Inventories of crude oil at the beginning of the period (Note 18)	3,032	2,722	—	6,095
Less: Inventories of crude oil at the end of the period (Note 18)	(598)	(3,730)	(598)	(3,730)

Total Crude oil stock fluctuation	2,434	(1,008)	(598)	2,365

Note 6. Selling expenses

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Transportation	7,619	7,481	2,792	2,955
Fees and compensation for services (1)	4,342	39	1,518	1
Taxes, rates and contributions	3,793	9,901	725	2,865
Tax on bank transactions	2,154	3,374	407	1,252
(Reversal)/ Allowances for expected credit losses	(22)	(402)	(8)	(222)

Total selling expenses	17,886	20,393	5,434	6,851

(1) The nine and three-month periods ended September 30,2020, includes 4,165 and 1,505 of crude storage services, respectively.

Note 7. General and administrative expenses

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Salaries and social security	7,442	7,138	2,278	1,978
Share-based payments expense	7,743	7,532	2,713	2,778
Fees and compensation for services	5,153	6,925	1,729	1,399
Employee benefits	3,934	4,085	1,595	1,159
Institutional advertising and promotion	965	1,325	334	390
Taxes, rates and contributions	510	917	173	411
Others	912	1,230	241	163

Total general and administrative expenses	26,659	29,152	9,063	8,278

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 8. Exploration expenses

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Geological and geophysical expenses	540	611	241	(333)

Total exploration expenses	540	611	241	(333)

Note 9. Other operating income and expenses

9.1 Other operating income

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Other income for services (1)	3,038	2,258	1,056	715
Others	2,193	440	324	233

Total other operating income	5,231	2,698	1,380	948

(1)	Corresponds to services which are not directly connected with the main activity of the Company.

9.2 Other operating expenses

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Restructuring expenses (1)	(3,037)	(702)	(363)	(35)
Reorganization expenses	(1,102)	—	(1,102)	—
Provision for environmental remediation	(278)	(324)	(211)	(171)
Provision for contingencies	(177)	(318)	(170)	(12)
Reversal/ (Allowance) Provision for materials and spare parts	366	(850)	156	673

Total other operating expenses	(4,228)	(2,194)	(1,690)	455

(1)	The Company recorded restructuring unusual charges that includes payments, fees; and other transactions cost; connected with to reorganization in the structure of the Group.

Note 10. Financial results

10.1 Interest income

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Financial interests	803	660	37	382
Interests on government notes at amortized costs	—	37	—	—

Total interest income	803	697	37	382

10.2 Interest expense

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Borrowings interest (Note 17.2)	(33,699)	(20,305)	(12,979)	(7,976)
Other interest	—	(4)	—	(8)

Total interest expense	(33,699)	(20,309)	(12,979)	(7,984)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

10.3 Other financial results

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Amortized cost (Note 17.2)	(1,973)	(1,469)	(774)	(552)
Changes in the fair value of Warrants (Note 17.4.1)	16,605	21,118	1,765	33,145
Foreign currency exchange difference, net	(1,078)	(1,391)	2,229	(3,325)
Effect of discount of assets and liabilities at present value	(2,026)	(859)	(1,055)	(433)
Impairment of financial assets	(4,839)	—	—	—
Changes in the fair value of the financial assets	(170)	(5,258)	363	(5,336)
Interest expense leases (Note 14)	(1,108)	(740)	(312)	(300)
Unwinding of discount on asset retirement obligation	(1,963)	(1,209)	(573)	(407)
Others	20	(516)	(1,582)	(372)

Total other financial results	3,468	9,676	61	22,420

Note 11. (Loss)/ Profit per share

a) Basic

Basic profit (loss) per share are calculated by dividing the results attributable to equity holders of the parent by the weighted average of outstanding common shares during the period of the Company.

b) Diluted

Diluted profit (loss) per share are calculated by dividing the results attributable to equity holders of the parent by the weighted average number of common shares outstanding during the period, plus the weighted average number of common shares with dilution potential.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the profit per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the profit per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted profit (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of common shares during the period, no dilutive effect is recorded, being the diluted profit (loss) per share equal to the basic.

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Net (loss) / profit for the period	(88,937)	11,526	(28,402)	21,502
Weighted average number of outstanding common shares	87,394,852	77,717,883	87,620,591	83,898,133

Basic (loss) / profit per share (US Dollar per share)	(1.018)	0.148	(0.324)	0.256

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Net (loss) / profit for the period	(88,937)	11,526	(28,402)	21,502
Weighted average number of outstanding common shares	87,394,852	80,314,551	87,620,591	86,804,532

Diluted (loss) / profit per share (US Dollar per share)	(1.018)	0.144	(0.324)	0.248

As of September 30, 2020, the Company has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted (loss) / profit per share:

i.	21,666,667 Series A shares related to the 65,000,000 to the Series A Warrants;
ii.	9,893,333 related to the 29,680,000 related to the Sponsor Warrants;
iii.	1,666,667 related to the 5,000,000 Forward Purchase Agreement (“FPA”) and;
iv.	7,912,722 Series A shares to be used pursuant to the Long-Term Incentive Plan (“LTIP”).

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of authorization of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment

Changes in property, plant and equipment for the nine-month periods ended September 30, 2020 are as follows:

	Land and buildings	Vehicles, machinery, installations, computer equipment andd furniture	Oil and gas properties	Wells and production facilities	Work in progress	Materials and spare parts	Total
Cost
As of December 31, 2019	2,445	20,411	353,076	658,690	75,525	27,454	1,137,601

Additions (1)	7	133	—	1,414	106,950	17,892	126,396
Transfers	—	1,202	—	120,986	(101,930)	(20,258)	—
Disposals (2)	—	(92)	—	(5,853)	—	(21)	(5,966)

As of September 30, 2020	2,452	21,654	353,076	775,237	80,545	25,067	1,258,031

Accumulated depreciation

As of December 31, 2019	(89)	(3,838)	(19,489)	(197,119)	—	—	(220,535)

Depreciation for the period	(183)	(2,783)	(10,033)	(83,947)	—	—	(96,946)
Eliminated on disposals (2)	—	92	—	1,244	—	—	1,336

As of September 30, 2020	(272)	(6,529)	(29,522)	(279,822)	—	—	(316,145)

Net book value

As of September 30, 2020	2,180	15,125	323,554	495,415	80,545	25,067	941,886

As of December 31, 2019	2,356	16,573	333,587	461,571	75,525	27,454	917,066

(1)	Additions includes 1,306 related to the increased working interest in the Coirón Amargo Norte Joint Operation Agreement (Note 28).
(2)	Disposals of wells and production facilities includes 3,090 related to the reestimation of assets retirement obligation and 1,517 related to the impairment of long -lived assets, see Note 2.4.2.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the nine-month period ended September 30, 2020 are as follows:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost
As of December 31, 2019	28,484	6,941	29,403	36,344
Additions	—	2,707	—	2,707
Disposals (1)	(3,437)	—	—	—

As of September 30, 2020	25,047	9,648	29,403	39,051

Accumulated amortization

As of December 31, 2019	—	(2,315)	—	(2,315)

Amortization for the period	—	(1,827)	—	(1,827)

As of September 30, 2020	—	(4,142)	—	(4,142)

Net book value

As of September 30, 2020	25,047	5,506	29,403	34,909

As of December 31, 2019	28,484	4,626	29,403	34,029

(1) Disposals corresponds to the impairment of long -lived assets. See Note 2.4.2

Note 14. Right of use assets and lease liabilities

The Company has lease contracts for various items of buildings, and plant and machinery, which recognized under IFRS 16.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The carrying amounts of the Company´s right of use assets and lease and the movements during the period, are detailed below:

	Right –of –use assets			Lease liabilities
	Buildings	Plant and machinery	Total
As of December 31, 2019	2,060	14,564	16,624	(16,767)

Additions	363	16,425	16,788	(16,788)
Reestimation	(235)	(1,546)	(1,781)	1,785
Depreciation (1)	(618)	(4,911)	(5,529)	—
Payments	—	—	—	6,806
Interest expense (2)	—	—	—	(1,427)

As of September 30, 2020	1,570	24,532	26,102	(26,391)

(1)	Depreciation associated to leases from drilling services incurred is capitalized as work in progress by 1,511.
(2)	Interest expenses of right of use associated to leases from drilling services incurred is capitalized as work in progress by 319.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are individually considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

As of September 30, 2020, short-term and low-value leases and overhead spending were recognized in the statement of profit or loss and other comprehensive loss in the general and administrative expenses for 105.

Note 15. Income tax expense

The Company calculates the period of income tax expense using the tax rate that would be applicable to the expected total annual profit. The major components of income tax expense in the interim condensed consolidated statement for profit or loss are the following:

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Income taxes
Current income tax (expenses)	(209)	1,587	62	5,054
Deferred income (expenses) /benefit tax relating to origination and reversal of temporary differences	(7,113)	(22)	5,490	911

Income tax (expense) /benefit reported in the statement of profit or loss	(7,322)	1,565	5,552	5,965

Deferred tax charged to OCI	(110)	7	(167)	(248)

Total income tax (expenses) /benefit	(7,432)	1,572	5,385	5,717

For the nine-month period ended September 30, 2020 and 2019, the Company´s effective tax rate was 8.8% and 16%, respectively. Significant differences between the effective and the statutory tax rate for the nine-month period ended September 30, 2020 and 2019 includes (i) devaluation of ARS against the US which impacts the tax deduction of the Company’s non-monetary assets and the generation of tax losses, and (ii) the application of the tax inflation adjustment in Argentina.

Note 16. Trade and other receivables

	As of September 30,2020	Asd of December 31,2019
Non-current
Other receivables:
Prepayments, tax receivables and others:
Income tax	14,602	—
Prepaid expenses and other receivables	10,052	9,594
Value Added Tax (“VAT”)	4,232	—
Minimum presumed income tax	1,143	1,462
Turnover tax	757	455

	30,786	11,511
Financial assets:
Advances and loans to employees	917	772
Natural gas surplus injection promotion program	—	3,600

	917	4,372

Total non-current trade and other receivables	31,703	15,883

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of September 30,2020	As of December 31,2019
Current
Trade:
Receivables from oil and gas sales (net of allowance)	10,260	52,676
Checks to be deposited	—	3

	10,260	52,679

Other receivables:
Prepayments, tax receivables and others:
Value Added Tax	15,403	3,953
Prepaid expenses and other receivables	4,526	1,861
Income tax	1,261	16,274
Turnover tax	1,258	1,158

	22,448	23,246
Financial assets:
Natural gas surplus injection promotion program (Note 2.5.2.1)	5,938	7,797
Receivables from third parties	2,311	3,797
Price stability program of NGL	286	480
Director´s advances and loans to employees	216	284
Balance with joint operations	28	14
Related parties (Note 26)	—	3,169
Loans to third parties	—	1,241
Others	145	730

	8,924	17,512

Other receivables	31,372	40,758

Total current trade and other receivables	41,632	93,437

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be similar to its fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues.

The Company writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized a loss allowance of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable.

As of September 30, 2020, and December 31,2019, trade receivables and other receivables under 90 days past due amounted to 869 and 6,189, respectively, and no allowance for expected credit losses of trade receivables was recorded. As of September 30, 2020, and December 31, 2019 it was recognized a provision for expected credit losses in trade receivable and another receivable of 3 and 100, respectively.

As of the date of these interim condensed consolidated financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

Note 17. Financial Assets and Financial Liabilities

17.1 Borrowings

	As of September 30,2020	As of December 31,2019
Non-Current
Borrowings	332,423	389,096

Total non-current	332,423	389,096

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of September 30,2020	As of December 31,2019
Current
Borrowings	189,632	62,317

Total current	189,632	62,317

Total Borrowings	522,055	451,413

The maturities of the Company’s borrowings (excluding lease liabilities) and its exposure to interest rates are as follow:

	As of September 30,2020	As of December 31,2019
Fixed rate
Less than one year	111,506	43,370
One to two years	105,094	200,172
Two to three years	64,646	—

Three to five years	49,942	44,932

Total	331,188	288,474

Floating rates
Less than one year	78,126	18,947
One to two years	67,878	99,060
Two to three years	44,863	—

Three to five years	—	44,932

Total	190,867	162,939

Total Borrowings	522,055	451,413

See Note 17.4 for information regarding the fair value of the borrowings.

The following table details the carrying amounts of borrowings as of September 30, 2020:

Subsidiary (1)	Bank	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio y Citibank NA	July, 2018	US	150,000	Floating	Libor + 4.5%	July, 2023	272,491
				150,000	Fixed	8%
Vista Argentina		July, 2020	ARS	806,738	Floating	Badcor + 8.5%	January, 2022	12,004
				161,348	Fixed	43%
Vista Argentina	Banco BBVA	July, 2019	US	15,000	Fixed	9.4%	July, 2022	13,542
Vista Argentina	Banco BBVA	April, 2020	ARS	725,000	Floating	TM20+6%	April, 2021	7,750
Vista Argentina	Banco Macro	July, 2020	ARS	1,800,000	Floating	Badlar + 9%	July, 2021	25,512
Vista Argentina	Banco BBVA	July, 2020	ARS	120,424	Floating	Badlar + 8%	January, 2022	1,652
Vista Argentina	Banco Supervielle (2)	July, 2020	ARS	365,500	Fixed	39%	October, 2020	5,005

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Subsidiary (1)	Bank	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	Bolsas y Mercados Argentinos S.A.	April to September, 2020	ARS	1,485,000	Floating	19.10% to 22.60%	October, 2020	4,186 (3)

Additionally, Vista Argentina issued a simple non-convertible debt security, under the Notes Program that was approved by the National Securities Commission in Argentina (“CNV”). The following table details the carrying amounts of negotiable obligations (“ON”):

Subsidiary (1)	Instruments	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	ON I	July, 2019	US	50,000	Fixed	7.88%	July, 2021	50,396
Vista Argentina	ON II	August, 2019	US	50,000	Fixed	8.5%	August, 2022	50,212
Vista Argentina	ON III	February, 2020	US	50,000	Fixed	3.5%	February, 2024	49,690
Vista Argentina	ON IV	August, 2020	ARS	725,650	Floating	Badlar + 1.37%	February, 2022	9,847
Vista Argentina	ON V	August, 2020	US	20,000	Fixed	0%	August, 2023	19,768

(1)	Vista Oil & Gas Argentina S.A.U.
(2)	See Note 30.
(3)	Amount net of 16,545 of short-term investments in guarantees.

Under the aforementioned Program of Notes, the Company may publicly offer and issue debt securities in Argentina for a total capital amount of up to 800,000 or its equivalent in other currencies at any time.

17.2 Changes in liabilities arising from financing activities

The movements in the Borrowings are as follows:

	As of September 30,2020	As of December 31,2019
Balance at the beginning of the period/year	451,413	304,767
Proceeds from borrowing (1)	171,385	234,728
Interest expense (2) (Note 10.2)	33,699	34,159
Payment of borrowing´s transaction costs	(2,072)	(1,274)
Payment of borrowing’s interests	(35,656)	(32,438)
Payment of borrowing’s principal	(90,372)	(90,233)
Amortized cost (2) (Note 10.3)	1,973	2,076
Foreign currency exchange difference (2)	(8,315)	(372)

Balance at the end of the period/year	522,055	451,413

(1)	Includes 173,965 net of 2,580 of government bonds in guarantees (non-cash).
(2)	Non-cash movement.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.3 Financial instruments by category

The following chart presents financial instruments by category:

As of September 30, 2020	Financial assets/ liabilities at amortized cost	Financial assets/ liabilities FVTPL	Total financial assets/liabilities
Assets
American governments bonds (Note 25)	8,003	—	8,003
Advances and loans to employees (Note 16)	917	—	917

Total non-current Financial assets	8,920	—	8,920

Cash and Banks (Note 19)	10,259	—	10,259
Short term investments (Note 19)	191,112	23,579	214,691
Receivables from oil and gas sales (net of allowance) (Note 16)	10,260	—	10,260
Natural gas surplus injection promotion program (Note 16)	5,938	—	5,938
Receivables to third parties (Note 16)	2,311	—	2,311
Balances with joint operations (Note 16)	28	—	28
Price stability program of NGL (Note 16)	286	—	286
Director´s advances and loans to employees (Note 16)	216	—	216
Others (Note 16)	145	—	145

Total current Financial assets	220,555	23,579	244,134

Liabilities
Borrowings (Note 17.1)	332,423	—	332,423
Warrants (Note 17.4)	—	255	255
Leases liabilities (Note 14)	19,107	—	19,107

Total non-current Financial liabilities	351,530	255	351,785

Borrowings (Note 17.1)	189,632	—	189,632
Accounts payable and accrued liabilities (Note 24)	75,821	—	75,821
Leases liabilities (Note 14)	7,284	—	7,284

Total current Financial liabilities	272,737	—	272,737

As of December 31, 2019	Financial assets/ liabilities at amortized cost	Financial assets/ liabilities FVTPL	Total financial assets/liabilities
Assets
American governments bonds (Note 25)	7,882	—	7,882
Natural gas surplus injection stimulus program (Note 1)	3,600	—	3,600
Advances and loans to employees (Note 16)	772	—	772

Total non-current Financial assets	12,254	—	12,254

Cash and Banks (Note 19)	139,931	—	139,931
Short term investments (Note 19)	111,314	8,783	120,097
Receivables from oil and gas sales (net of allowance) (Note 16)	52,676	—	52,676
Natural gas surplus injection promotion program (Note 16)	7,797	—	7,797
Receivables third parties (Note 16)	3,797	—	3,797
Related parties (Note 16)	3,169	—	3,169
Loans to third parties (Note 16)	1,241	—	1,241
Price stability program of NGL (Note 16)	480	—	480
Director´s advances and loans to employees (Note 16)	284	—	284
Balance with joint operations (Note 16)	14	—	14
Check to be deposited (Note 16)	3	—	3
Others (Note 16)	730	—	730

Total current Financial assets	321,436	8,783	330,219

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2019	Financial assets/ liabilities at amortized cost	Financial assets/ liabilities FVTPL	Total financial assets/liabilities
Liabilities
Borrowings (Note 17.1)	389,096	—	389,096
Warrants (Note 17.4)	—	16,860	16,860
Leases liabilities	9,372	—	9,372
Accounts payable and accrued liabilities (Note 24)	419	—	419

Total non-current Financial liabilities	398,887	16,860	415,747

Accounts payable and accrued liabilities (Note 24)	98,269	—	98,269
Borrowings (Note 17.1)	62,317	—	62,317
Leases liabilities	7,395	—	7,395

Total current Financial liabilities	167,981	—	167,981

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

For the nine-month period ended September 30, 2020:

	Financial assets/ liabilities at amortized cost	Financial assets/ liabilities at FVTPL	Total
Interest income (Note 10.1)	803	—	803
Interest expense (Note 10.2)	(33,699)	—	(33,699)
Amortized cost (Note 10.3)	(1,973)	—	(1,973)
Changes in the fair value of Warrants (Note 10.3)	—	16,605	16,605
Foreign currency exchange difference, net (Note 10.3)	(1,078)	—	(1,078)
Effect of discount of assets and liabilities at present value (Note 10.3)	(2,026)	—	(2,026)
Impairment of financial assets (Note 10.3)	(4,839)	—	(4,839)
Changes in the fair value of the financial assets (Note 10.3)	—	(170)	(170)
Interest expense leases (Note 10.3)	(1,108)	—	(1,108)
Unwinding of discount on asset retirement obligation (Note 10.3)	(1,963)	—	(1,963)
Others (Note 10.3)	20	—	20

Total	(45,863)	16,435	(29,428)

For the nine-month period ended September 30, 2019:

	Financial assets/ liabilities at amortized cost	Financial assets/ liabilities at FVTPL1	Total
Interest income (Note 10.1)	697	—	697
Interest expense (Note 10.2)	(20,309)	—	(20,309)
Amortized cost (Note 10.3)	(1,469)	—	(1,469)
Changes in the fair value of Warrants (Note 10.3)	—	21,118	21,118
Foreign currency exchange difference, net (Note 10.3)	(1,391)	—	(1,391)
Effect of discount of assets and liabilities at present value (Note 10.3)	(859)	—	(859)
Changes in the fair value of the financial assets (Note 10.3)	—	(5,258)	(5,258)
Interest expense leases (Note 10.3)	(740)	—	(740)
Unwinding of discount on asset retirement obligation (Note 10.3)	(1,209)	—	(1,209)
Others (Note 10.3)	(516)	—	(516)

Total	(25,796)	15,860	(9,936)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.4 Fair values

This note provides information about how the Company determines fair values of various financial assets and financial liabilities.

17.4.1 Fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

-	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

-	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2020 and December 31, 2019:

As of September 30, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Short term investments	23,579	—	—	23,579

Total assets	23,579	—	—	23,579

As of September 30, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	255	255

Total liabilities	—	—	255	255

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Short term investments	8,783	—	—	8,783

Total assets	8,783	—	—	8,783

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	16,860	16,860

Total liabilities	—	—	16,860	16,860

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these unaudited interim condensed consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

If one or more variables used to determine the fair value could not be observed in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 during the period from December 31, 2019 through September 30, 2020 or from December 31,2018 through December 31, 2019.

The fair value of Sponsor Warrants is determined using the Black & Scholes warrant pricing model by taking into consideration the expected volatility of the Company’s common shares in estimating the Company’s future stock price volatility. The risk-free interest rate for the expected life of the Sponsor Warrants is based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

The following weighted average assumptions were used to estimate the fair value of the warrant liability as September 30, 2020:

As of September 30, 2020
Annualized volatility	40.02%
Domestic risk-free interest rate	4.62%
Foreign risk-free interest rate	0.14%
Expected life of warrants in years	2.5 years

This is a Level 3 recurring fair value measurement. The key Level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by US 0.10 this would increase the obligation by approximately 62 as of September 30, 2020. If the market price were to decrease US 0.10 this would decrease the obligation by approximately 52. If the volatility were to increase by 50 basis points this would increase the obligation by approximately 25 as of September 30, 2020. If the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 23 as of September 30, 2020.

Reconciliation of Level 3 fair value measurements:	As of September 30, 2020	As of December 31, 2019
Balance of warrant liability as of the beginning of the year:	16,860	23,700
(Profit) in fair value of warrants (Note 10.3)	(16,605)	(6,840)

Balance at period/year end	255	16,860

17.4.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

Except as detailed in the following table, the Company consider that the carrying amounts of financial assets and financial liabilities recognized in the interim condensed consolidated financial statements approximate their fair values as explained in the correspondent notes.

As of September 30, 2020	Carrying amount	Fair Value	Level
Liabilities
Borrowings	522,055	446,025	2

Total liabilities	522,055	446,025

17.5 Financial instruments risk management objectives and policies

17.5.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology focused on monitoring risks affecting the whole Company. This strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each period.

Financial risk management is controlled by the Company’s Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities. The Company has reviewed its exposure to financial risk factors and has not identified any significant change to the risk analysis included within its 2019 annual financial statements except for the following:

17.5.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the US and ARS and other currencies. As of September 30, 2020 and December 31,2019, the Company celebrated some derivative financial instruments to mitigate associated exchange rate risks and the impact in the results of the year is recognized in “Other financial results”.

The majority of the Company´s sales are directly denominated in dollar or the evolution of its price follows the evolution of the quotation of this currency.

During the period from January 1, 2020 through September 30, 2020 the ARS depreciated by approximately 27%.

The following tables demonstrate the sensitivity to a reasonably possible change in ARS exchange rate against the US Dollar, with all other variables held constant. The impact on the Company’s profit before tax is due to changes in the fair value of monetary assets and monetary liabilities denominated in currencies other that the US Dollar, the functional currency of the Company. The Company’s exposure to foreign currency changes for all other currencies is not material.

As of September 30, 2020
Change in Argentine Peso Rate	+/-44%
Effect in profit or loss	(13,250)/13,250
Effect in equity	(13,250)/13,250

Argentine inflationary environment

For the nine-month period ended September 30, 2020, the Argentine Peso devalued approximately 27% and for the year ended December 31, 2019 it devalued 59%. For the nine-month period ended September 30, 2020, interest rate decreased approximately 25% with respect to an average interest rate of 65% during 2019. As of December 31, 2019, the 3-year cumulative rate of inflation reach a level of around 180%.

Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to minimize financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As of September 30, 2020, and December 31, 2019, approximately 37% and 36% of the indebtedness was subject to variable interest rates. For the nine-month period ended September 30, 2020 and for the year ended December 31, 2019, the variable interest rate was 5.98% and 6.67%, for the borrowing denominated in US and 38.87% and 51.90% for the borrowings denominated in ARS, respectively.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

For the nine-month period ended September 30, 2020 for the year and December 31, 2019 the Company did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

Note 18. Inventories

	As of September 30,2020	As of December 31,2019
Materials and spare parts	11,694	16,074
Crude oil stock (Note 5.2)	598	3,032

Total	12,292	19,106

Note 19. Cash, bank balances and short-term investments

	As of September 30,2020	As of December 31,2019
Money market funds	171,593	107,041
Mutual funds	40,513	7,756
Banks	10,259	139,931
Government bonds	2,585	5,300

Total	224,950	260,028

For the purposes of the statement consolidated of cash flows, cash and cash equivalents include the resource available in cash at the bank and investments with a maturity less than nine-month. The following chart shows a reconciliation of the movements between cash, banks and short-term investments and cash and cash equivalents:

	As of September 30,2020	As of December 31,2019
Cash, banks and short-term investments	224,950	260,028

Less
Government bonds and treasury notes	(2,585)	(5,300)
Restricted cash and cash equivalents (1)	—	(20,498)

Cash and cash equivalents	222,365	234,230

(1) As of December 31, 2019, corresponds to cash and cash equivalents from Aleph that can be only used for the purpose explained in Note 27 of the 2019 annual consolidated financial statements.

Note 20. Share Capital

For the nine-month period ended September 30, 2020, 519,346 of Series A shares were issued as part of the LTIP granted to the employees of the Company, see more details on Note 33 of annual consolidated financial statements. Besides this matter there are no other material transactions that have taken place after December 31, 2019.

As of September 30, 2020, and December 31, 2019, the Company´s variable share capital consists of 87,652,850 and 87,133,504 Series A common shares with no face value each, respectively, and each granting the right to one vote, issued and fully paid. As of September 30, 2020, and December 31, 2019, the authorized common capital of the Company includes 41,139,389 and 41,658,735 Series A common shares in its treasury; which can be used in connection with the Warrants, the Forward Purchase Agreements and LTIP.

The variable portion of the Company´s capital stock is of unlimited amount pursuant to the bylaws and the applicable laws, whereas, the fixed portion of the Company´s capital stock is divided into 2 class C shares.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 21. Provisions

	As of September 30,2020	As of December 31,2019
Non-Current
Asset retirement obligation	20,158	20,987
Environmental remediation	1,132	159

Total non-current	21,290	21,146

	As of September 30,2020	As of December 31,2019
Current
Asset retirement obligation	466	761
Environmental remediation	754	2,340
Contingencies	372	322

Total current	1,592	3,423

Note 22. Salaries and social security

	As of September 30,2020	As of December 31,2019
Current
Salaries and social security contributions	4,375	3,467
Provision for gratifications and bonus	4,968	9,086

Total current	9,343	12,553

Note 23. Other taxes and royalties payable

	As of September 30,2020	As of December 31,2019
Current
Royalties	2,675	4,539
Tax withholdings payable	747	866
Value added tax	13	597
Others	37	38

Total current	3,472	6,040

Note 24. Accounts payable and accrued liabilities

	As of September 30,2020	As of December 31,2019
Non-Current
Accrued liabilities:
Extraordinary canon on Surplus Gas Injection Compensation (“SGIC”)	—	419

Total non-current	—	419

	As of September 30,2020	As of December 31,2019
Current
Accounts payable:
Suppliers	74,522	59,264

Total current accounts payable	74,522	59,264

Accrued liab ilities:
Extraordinary canon on SGIC	769	1,436
Balances with joint operations	450	69
Related parties (Notes 26)	—	24,839
Sundry debtors	—	12,661
Others	80	—

Total current accrued liabilities	1,299	39,005

Total current	75,821	98,269

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Due to the short-term nature of the current accounts payables and accrued liabilities, their carrying amount is considered to be the same as their fair value. The carrying amount of the non-current accrued liabilities does not differ significantly from its fair value.

Note 25. Employee defined benefit plans obligation

The following table summarize the components of the net expense and the evolution of the long-term employee benefits liability in the unaudited interim condensed consolidated statement:

	For the period from January 1st to September 30,2020	For the period from January 1st to September 30,2019	For the period from July 1st to September 30, 2020	For the period from July 1st to September 30, 2019
Cost of the current services	(54)	(54)	(12)	(16)
Cost of interest	(150)	(511)	(49)	(437)

Total	(204)	(565)	(61)	(453)

	As of September 30, 2020
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the period
Balances at the beginning of the period	(12,351)	7,882	(4,469)
Items classified in profit or loss
Current services cost	(54)	—	(54)
Cost for interest	(447)	297	(150)
Items classified in other comprehensive income
Actuarial loss	621	(176)	445
Benefit payments	592	(592)	—
Contributions paid	—	592	592

Balances at the end of the period	(11,639)	8,003	(3,636)

The fair value of the plan assets at the end of the reporting period by category, is as follow:

	As of September 30, 2020	As of December 31, 2019
American government bonds	8,003	7,882

Total	8,003	7,882

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year:

As of September 30, 2020
Less than one year	904
One to two years	892
Two to three years	908
Three to four years	891
Four to five years	876
Nine to ten years	4,307

Significant actuarial assumptions used were as follows:

As of September 30, 2020
Discount rate	5%
Assets return rate	5%
Salaries increase	1%

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.

If the discount rate would be 100 basis points higher (lower), the defined benefit obligation would decrease by 965 (increase by 1,231) as of September 30, 2020.

If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 86 (decrease by 74) as of September 30, 2020.

The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of each reporting period, based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of each reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

Refer to Note 24 to the Annual Financial Statements as of December 31, 2019 for further details on the employee defined benefits plan obligation.

Note 26. Related parties transactions and balances

Note 2.3 to the Company’s annual financial statements as of December 31, 2019 provides information about the Group’s structure, including details of the subsidiaries of the Company.

The following table provides the total amount of balances with related parties:

	As of September 30,2020	As of December 31,2019
Current
Other receivables
REL Amsterdam (1)	—	2,355
Aleph Midstream Holding L.P. (1)	—	814

Total current	—	3,169

(1)	Corresponds to loans granted to Aleph investors, detailed in Note 27 to the Company´s annual financial statements as of December 31, 2019.

	As of September 30,2020	As of December 31,2019
Current
Accrued liabilities
REL Amsterdam (1)	—	24,032
Aleph Midstream Holding L.P. (1)	—	807

Total current	—	24,839

(1)	As of December 31, 2019, includes other accrued liabilities related to the investment agreement with Aleph. See Note 27 to the Company´s annual financial statements as of December 31, 2019.

Outstanding balances at the period-end/year-end are unsecured and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables for the period/year ended at September 30, 2020 and December 31, 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 27. Commitments and contingencies

There were no significant changes with respect to commitments and contingencies during the period ended September 30, 2020. For a description of the Company’s contingency and investment commitments with respect to its oil and gas properties, see Notes 28 and 29 of the 2019 annual consolidated financial statements.

Note 28. Operations in hydrocarbon consortiums

On July 7, 2020, due to the default of payment of the joint venture partner, Madalena Energy S.R.L.(“Madalena”), and in accordance with the provisions of Coirón Amargo Norte Joint Operation Agreement (“JOA”), Vista Argentina jointly with its partner Gas y Petróleo del Neuquén S.A. (“GyP”), proceeded to exclude Madalena from the JOA because of such breach.

As a result of this the Company, through its subsidiary Vista Argentina, increased its participating interest in the JOA from 55% to 84.62%.

As per the JOA provisions Vista has the right to claim the due payments by Madalena.

As of the date of issuance of these condensed consolidated interim financial statements, the amendment to the JOA is pending approval by the Province of Neuquén Executive Branch, which will have retroactive effect to July 7,2020.

In accordance with IFRS, such increase in the Company participating interest in the JOA has been accounted as a business combination using the acquisition accounting method. The operation has been included in the consolidated financial statements since the date on which the Company obtained control of the additional participating interest.

The Company has up to 12 months to finalize the accounting for a business combination. As of September 30, 2020 the Company reports provisional amounts.

On August 3, 2020 the National Hydrocarbons Commission (“CNH”) approved the transfer of the operation control in the block CS-01, so the Company through its Mexican subsidiary Vista Oil & Gas, Holding II S.A. de C.V. was designated as operator.

Except as mentioned before, there were no significant changes to operations in hydrocarbon consortiums during the nine-month period ended September 30, 2020. See Note 29 to the annual consolidated financial statements as of December 31, 2019 for more details about operations in hydrocarbon consortiums.

Nota 29. Tax Reform

A-	Argentina

Royalties and Export Rights

The Decree No. 488/2020 (mentioned in Note 2.5.1.2) establishes:

1)	Royalties must be calculated using the Reference Price.

2)

Export duties will be: i) 0% if the Ice Brent First Line is US 45 or less; or ii) 8% if the Ice Brent first line is US 60 or higher. In the event that the international price exceeds US 45 and is less than US 60, a formula contained in the decree will be applied.

Except as mentioned above, there were no significant changes with respect to tax reform during the nine-month period ended September 30, 2020. See Note 32 to the annual consolidated financial statements as of December 31, 2019 for more details.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 30. Events after the reporting period

The Company has evaluated subsequent events as of September 30, 2020 to assess the need for potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events until October 28, 2020, the date these financial statements were available to be issued.

On October 1, 2020, Vista paid principal and interest corresponding to the loan of Banco BBVA for an amount in argentine pesos equivalent to 2,950.

On October 13, 2020, Vista paid interest corresponding to the loan of Banco Macro for an amount in argentine pesos equivalent to 2,273.

On October 20, 2020, Vista Argentina paid interest of the Syndicated Loan ARS for an amount equivalent to 405.

On October 22, 2020, Vista Argentina paid interest corresponding to the loan from Banco Supervielle S.A. for an amount in argentine pesos equivalent to 424 and refinanced the loan with the same entity for the term of 45 days at an annual fixed interest rate equal to 42%.

The Company will continue to monitor the COVID-19 pandemic situation and the fluctuation of oil prices and is prepared to take responsive measures to protect its financial position and operating performance.

There are no other events or operations that occurred between the closing date of the period and the date of issuance of the unaudited interim condensed consolidated financial statements that could significantly affect the equity situation or the Company´s results as of the closing date.